SteelCloud, Inc.
20110 Ashbrook Place, Suite 130
Ashburn, VA 20147

July 16, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, D.C. 20549

Re:	Form RW Request to Withdraw Registration Statement on Form S-1
(SEC File Number 333-158703)

Ladies and Gentlemen:

On April 22, 2009, SteelCloud, Inc. (the “Registrant”) filed a registration statement on Form S-1 (File Number 333-158703) with the Securities & Exchange Commission (the “Commission”). The Registrant subsequently amended the registration statement on Forms S-1/A filed on June 25, 2009, July 23, 2009, August 13, 2009, August 27, 2009, October 23, 2009, October 29, 2009, December 30, 2009, February 24, 2010 and March 16, 2010.  As so amended, the registration statement, with all exhibits thereto, is referred to in this letter as the “Registration Statement”).

The Registrant has determined that it is now in the best interests of the Registrant to withdraw the Registration Statement.  Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), the Registrant hereby respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible.  The Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.  The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.

The Registrant requests, in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statement.

Please provide a facsimile copy of the Commission’s order consenting to the withdrawal of the Registration Statement to the undersigned, facsimile number (703) 674-5506, with a copy to the Registrant’s outside legal counsel, Michael W. Black, Esq., 70 W. Madison St., Suite 3500, Chicago, Illinois 60602, facsimile number (312) 977-4405.

Yours truly,

STEELCLOUD, INC.

By: /s/ Brian H. Hajost
             Brian H. Hajost
             President and Chief Executive Officer